SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 23, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Third Quarter Results 2017”, dated October 23, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of October, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

     (Chief Legal Officer)

Philips reports Q3 sales of EUR 4.1 billion, with 4% comparable sales growth; net income from continuing operations increased to EUR 263 million, reflecting a 12% increase in Adjusted EBITA to EUR 532 million

Amsterdam, October 23, 2017

Third-quarter highlights

•	Sales increased to EUR 4.1 billion, with comparable sales growth of 4%

•	Comparable order intake increased 5% compared to Q3 2016

•	Net income from continuing operations increased to EUR 263 million, compared to EUR 214 million in Q3 2016

•	Adjusted EBITA margin improved by 140 basis points to 12.8% of sales, compared to 11.4% of sales, in Q3 2016

•	Income from operations (EBIT) amounted to EUR 299 million, or 7.2% of sales, compared to EUR 381 million, or 9.2% of sales, in Q3 2016

•	Operating cash flow totaled EUR 295 million, which included a EUR 219 million outflow related to pension liability de-risking. In Q3 2016, operating cash flow amounted to EUR 259 million, which included a pension liability de-risking outflow of EUR 63 million

Frans van Houten, CEO:

“Philips’ performance in the third quarter demonstrates that we continue to deliver on our plan, with comparable sales growth of 4% driven by double-digit growth in our growth geographies, most notably in China, and 8% growth in our Connected Care & Health Informatics businesses. We delivered an Adjusted EBITA improvement of 140 basis points driven by higher volumes and productivity program savings that are well on track. Moreover, we had a solid 5% comparable order intake growth on the back of 8% order intake growth in the third quarter of last year, maintaining momentum.

We have completed the Spectranetics acquisition, made a strong start with the integration process, and launched Stellarex in the US after receiving FDA approval. Stellarex is the next-generation drug-coated balloon (DCB) to treat patients with peripheral arterial disease. The latest results from the ongoing ILLUMENATE European randomized clinical trial revealed that Stellarex is the first low- dose DCB* to demonstrate a lasting treatment effect two years after the treatment, compared to the current endovascular standard of care in the US.

We are committed to delivering high-quality, innovative products and solutions, and have made significant investments and progress to enhance our Quality Management System Regulation compliance. Although the recent consent decree, which arose from past inspections in and before 2015 focusing primarily on Philips’ defibrillator manufacturing in the US, is disappointing, we will confidently continue on our improvement path.

As further acknowledgement of our transformation into a focused health technology leader, MSCI, a leading provider of research- based indexes and analytics, has reclassified Philips’ stock to the Health Care sector from the Industrials sector. This follows the reclassification of Philips’ shares to Health Care by FTSE Group’s Industry Classification Benchmark, and the change in sector classification for the STOXX Europe 600 Index to Health Care.

Despite ongoing global uncertainties, our outlook for 2017 remains unchanged. Supported by our 5% year-to-date comparable order intake growth, we are on track to deliver 4-6% comparable sales growth and an improvement in Adjusted EBITA margin of around 100 basis points this year.”

*	Low-dose DCBs are those that deliver a dose of only 2 micrograms of the drug paclitaxel per square millimeter, which is lower than some other DCBs on the market.

Business segments

In the third quarter, all business segments delivered growth and improved profitability. In the Connected Care & Health Informatics businesses, comparable sales increased by 8%, driven by double-digit growth in Patient Care & Monitoring Solutions. The Adjusted EBITA margin was 440 basis points higher than in the same period last year, mainly driven by higher volume in Patient Care & Monitoring Solutions and productivity savings. Comparable order intake increased by 1%, reflecting the unevenness of the order- intake dynamics. The 5% comparable sales growth of the Personal Health businesses was driven by high-single-digit growth in Sleep & Respiratory Care and mid-single-digit growth in Domestic Appliances; the Adjusted EBITA margin improved by 130 basis points. In the Diagnosis & Treatment businesses, comparable order intake increased by 7%, driven by Ultrasound and Image-Guided Therapy. Sales grew 2% on a comparable basis, while the Adjusted EBITA margin improved by 40 basis points.

Philips’ ongoing innovation drive resulted in the following highlights in the quarter:

•	In line with Philips’ focus on solutions selling, the company signed several multi-year agreements. For example, in Italy Philips signed a long-term strategic partnership agreement with the San Giovanni Calibita Fatebenefratelli Hospital in Rome to provide medical technologies, clinical informatics and services for state-of-the-art mother and child care. In the US, Philips expanded its relationship with Advocate Health Care, the largest health system in Illinois, to assist them in standardizing their clinical IT and patient monitoring solutions across the enterprise for improved patient outcomes and predictable costs. Furthermore, Philips signed an agreement with Lakeland Health in the US for advanced monitoring of patients in the hospital’s general ward with the Philips IntelliVue Guardian Solution with Early Warning Scoring.

•	Philips continued its strong growth momentum in China, driven by its innovative consumer health and professional healthcare portfolio, focused initiatives to step up market share and customer partnerships. This is illustrated by the double-digit growth in Diagnostic Imaging order intake, which was in part driven by the strong traction in the private hospital segment, such as the new strategic partnership with Health 100, the largest health examination organization in China.

•	Driving its expansion in the fast-growing Obstetrics and Gynecology segment, Philips introduced new OB/GYN ultrasound innovations that are designed to support earlier, easier and more confident diagnoses. Highlighted features include anatomical- intelligence clinical decision support and workflow enhancements such as fingertip control and enhanced imaging versatility.

•	Highlighting Philips’ leadership in digital pathology, the Pathology Institute in Hall (Austria) and the Pathology Institute at Tirol Kliniken Innsbruck (Austria) fully digitized their diagnostic process with Philips’ comprehensive IntelliSite Pathology Solution.

•	Philips’ Sleep & Respiratory Care business continues to grow in respiratory care, with strong acceptance of its market-leading home ventilation offerings. This portfolio was further extended with the launch of the connected Trilogy ventilator in North America, linking it to Philips’ unique patient management solution Care Orchestrator. In sleep care, continued mask share gains were driven by strong traction of the DreamWear family of masks, including the recently introduced DreamWear Pillow mask.

•	Building on the company’s market-leading propositions in healthy eating, Philips launched the latest generation of the Philips Airfryer, which features an innovative technology to prepare tasty, healthier food with little to no oil. As a leader in this category, Philips has sold more than 8 million Airfryers globally to date.

•	In the 2017 Interbrand annual ranking of the world’s most valuable brands, Philips ranked #41 with an increased estimated brand value of USD 11.5 billion.

Cost savings

Philips’ productivity programs are well on track to deliver annual savings of EUR 400 million, with year-to-date savings of EUR 350 million. In the quarter, procurement savings amounted to EUR 77 million, led by the DfX program, while other productivity programs generated savings of EUR 69 million.

Capital allocation

Philips started the EUR 1.5 billion share buyback program in the third quarter of 2017 and intends to complete it in two years. As the program was initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program. Details about the transactions can be found here.

Philips successfully placed EUR 500 million floating-rate notes due 2019 and EUR 500 million fixed-rate notes due 2023. The net proceeds of the offering were used for the refinancing of the EUR 1.0 billion loan which was entered into for the purpose of financing the acquisition of Spectranetics and for general purposes.

Regulatory update

This month, Philips reached agreement with the US government on a consent decree focusing primarily on its defibrillator manufacturing in the US. Philips is fully prepared to fulfill the terms of the decree. As expected, the FDA conducted an inspection of Philips’ Cleveland facility in the quarter. In accordance with normal practice, Philips submitted its response to the inspectional findings for review by the FDA.

Quarterly report 2017 - Q3	2

Philips Lighting

As of September 30, 2017, Philips’ shareholding in Philips Lighting was 41.27% of the issued and outstanding share capital. Philips continues to consolidate Philips Lighting. As loss of control is highly probable within one year due to further sell-downs, Philips Lighting is presented as a discontinued operation in the financial statements of Philips as of the second quarter of 2017. Full details about the financial performance of Philips Lighting in the third quarter were published on October 19, 2017. The related report can be accessed here.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips Group performance

Key data in millions of EUR unless otherwise stated
	Q3 2016	Q3 2017
Sales	4,157	4,148
Nominal sales growth	4%	0%
Comparable sales growth*	5%	4%
Income from operations (EBIT)	381	299
as a % of sales	9.2%	7.2%
Financial expenses, net	(189)	(35)
Investments in associates	7	4
Income taxes	16	(5)
Income from continuing operations	214	263
Discontinued operations	169	160
Net income	383	423
Net income attributable to shareholders per common share (in EUR) - diluted 1)	0.40	0.33
EBITA*	441	364
as a % of sales	10.6%	8.8%
Adjusted EBITA*	474	532
as a % of sales	11.4%	12.8%
Adjusted EBITDA*	646	686
as a % of sales	15.5%	16.5%

1)	The year-on-year decrease in net income attributable to Philips shareholders was mainly due to the further sell-down of Philips’ interest in Philips Lighting
•	Sales increased 4% on a comparable basis and were flat year-on-year on a nominal basis. Comparable sales growth was driven by high-single-digit growth in the Connected Care & Health Informatics businesses, mid-single-digit growth in the Personal Health businesses and low-single-digit growth in the Diagnosis & Treatment businesses.

•	Comparable order intake* showed 5% growth, driven by high-single-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses.

•	EBITA decreased by EUR 77 million and the margin decreased by 180 basis points compared to Q3 2016, mainly due to higher restructuring and acquisition-related charges, which more than offset the increase in Adjusted EBITA.

•	Adjusted EBITA improved by EUR 58 million and the margin improved by 140 basis points compared to Q3 2016. The improvement was mainly attributable to higher volumes, procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 120 million, including the charges related to the acquisition of Spectranetics, compared to EUR 10 million in Q3 2016. EBITA in Q3 2017 also included EUR 7 million of charges related to the separation of the Lighting business, EUR 22 million of charges related to portfolio rationalization measures, and EUR 18 million of charges mainly related to quality and regulatory actions. EBITA in Q3 2016 included EUR 24 million of charges related to the separation of the Lighting business.

•	Adjusted EBITDA improved by EUR 40 million and the margin increased by 100 basis points compared to Q3 2016.

•	Net financial expenses decreased by EUR 154 million year-on-year, mainly due to a EUR 98 million charge in Q3 2016 related to the redeemed notes in October 2016, higher dividend income related to the retained interest in the combined businesses of Lumileds and Automotive, and lower interest expenses on net debt.

•	Income tax expense increased by EUR 21 million, mainly due to higher income. Both Q3 2016 and Q3 2017 included a release of tax provisions.

•	Net income increased by EUR 40 million compared to Q3 2016, driven by improvements in operational performance and lower net financial expenses, partly offset by higher restructuring and acquisition-related charges.

Sales per geographic cluster in millions of EUR unless otherwise stated
			% change
	Q3 2016	Q3 2017	nominal	comparable*
Western Europe	887	828	(7)%	(6)%
North America	1,518	1,477	(3)%	0%
Other mature geographies	434	416	(4)%	4%

Total mature geographies	2,838	2,720	(4)%	(1)%
Growth geographies	1,319	1,427	8%	15%

Philips Group	4,157	4,148	0%	4%

•	Sales in growth geographies increased by 15% on a comparable basis and 8% on a nominal basis. Comparable sales growth was mainly driven by double-digit growth in China, Latin America and India. In mature geographies, sales decreased by 1% on a comparable basis and 4% on a nominal basis. Comparable sales growth reflected mid-single-digit growth in other mature geographies, flat year-on-year sales in North America, and a mid-single-digit decline in Western Europe.

•	Comparable order intake* in growth geographies showed high-single-digit growth, mainly driven by double-digit growth in China and India. In mature geographies, comparable order intake* showed low-single-digit growth, reflecting low-single-digit growth in North America and other mature geographies and a low-single-digit decline in Western Europe.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

4	Quarterly report Q3 2017

Cash balance in millions of EUR
	Q3 2016	Q3 2017
Beginning cash balance	1,926	2,832
of which discontinued operations		612
of which continuing operations	1,926	2,220
Free cash flows*	65	72
Net cash provided by operating activities	259	295
Net capital expenditures	(194)	(223)
Net cash used for investing activities	(179)	(2,185)
Treasury shares transactions	(124)	(14)
Changes in debt	1	1,034
Dividend paid to shareholders of the Company	(50)	(58)
Other cash flow items	(36)	(68)
Net cash flows from discontinued operations	256	(9)

Ending cash balance	1,859	1,604
of which discontinued operations		605
of which continuing operations	1,859	999

•	Net cash flows from operating activities, excluding the outflows related to pension liability de-risking in the US, increased by EUR 192 million, mainly driven by improvements in working capital and higher income from operations. Q3 2017 included an outflow related to pension liability de-risking in the US of EUR 219 million, compared to an outflow of EUR 63 million in Q3 2016.

•	Other cash flows from investing activities mainly included a EUR 1.9 billion outflow related to the acquisition of Spectranetics.

•	The change in debt in Q3 2017 mainly reflects the notes issued for a total amount of EUR 1.0 billion. The net proceeds of the offering were used for the repayment of the EUR 1.0 billion loan which was entered into, in the quarter, for the purpose of financing the acquisition of Spectranetics and for general purposes.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q3 2017	5

Performance per segment

Personal Health businesses

Key data in millions of EUR unless otherwise stated
	Q3 2016	Q3 2017
Sales	1,663	1,650
Sales growth
Nominal sales growth	5%	(1)%
Comparable sales growth*	7%	5%
Income from operations (EBIT)	217	239
as a % of sales	13.0%	14.5%
EBITA*	253	272
as a % of sales	15.2%	16.5%
Adjusted EBITA*	253	272
as a % of sales	15.2%	16.5%
Adjusted EBITDA*	311	327
as a % of sales	18.7%	19.8%

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	Q3 2016	Q3 2017
Sales	1,635	1,638
Sales growth
Nominal sales growth	5%	0%
Comparable sales growth*	6%	2%
Income from operations (EBIT)	165	87
as a % of sales	10.1%	5.3%
EBITA*	178	105
as a % of sales	10.9%	6.4%
Adjusted EBITA*	184	191
as a % of sales	11.3%	11.7%
Adjusted EBITDA*	228	224
as a % of sales	13.9%	13.7%

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.
•	Sales increased by 5% on a comparable basis and decreased by 1% on a nominal basis. Comparable sales growth reflected high-single-digit growth in Sleep & Respiratory Care, mid-single-digit growth in Domestic Appliances, and low-single-digit growth in Health & Wellness and Personal Care.

•	Comparable sales in growth geographies showed double-digit growth, mainly driven by double-digit growth in Middle East & Turkey and India, and high-single-digit growth in China. Mature geographies recorded low-single-digit growth, reflecting low-single-digit growth in North America and flat year-on-year comparable sales in Western Europe, partly offset by a low-single-digit decline in other mature geographies.

•	EBITA increased by EUR 19 million and the margin improved by 130 basis points compared to Q3 2016.

•	Adjusted EBITA increased by EUR 19 million and the margin improved by 130 basis points compared to Q3 2016. The increase was attributable to higher volumes, procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges were nil and in line with Q3 2016. In Q4 2017, restructuring and acquisition-related charges are expected to total approximately EUR 10 million.

•	Adjusted EBITDA improved by EUR 16 million and the margin increased by 110 basis points compared to Q3 2016.

•	Sales increased by 2% on a comparable basis and were flat year-on-year on a nominal basis. Comparable sales growth reflected mid-single-digit growth in Image-Guided Therapy and low-single-digit growth in Ultrasound and Diagnostic Imaging.

•	Growth geographies achieved double-digit growth, mainly driven by double-digit growth in China, Latin America and India. North America posted a mid-single-digit decline, Western Europe showed a double-digit decline and other mature geographies achieved double-digit growth.

•	EBITA decreased by EUR 73 million and the margin deteriorated by 450 basis points compared to Q3 2016, mainly due to higher restructuring and acquisition-related charges.

•	Adjusted EBITA increased by EUR 7 million and the margin improved by 40 basis points year-on-year, mainly due to procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges were EUR 63 million, including the charges related to the acquisition of Spectranetics, compared to EUR 6 million in Q3 2016. EBITA in Q3 2017 also included EUR 22 million of charges related to portfolio rationalization measures. In Q4 2017, restructuring and acquisition-related charges are expected to total approximately EUR 85 million.

•	Adjusted EBITDA decreased by EUR 4 million and the margin declined by 20 basis points compared to Q3 2016.

6	Quarterly report Q3 2017

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated
	Q3 2016	Q3 2017
Sales	742	751
Sales growth
Nominal sales growth	1%	1%
Comparable sales growth*	0%	8%
Income from operations (EBIT)	47	43
as a % of sales	6.3%	5.7%
EBITA*	58	54
as a % of sales	7.8%	7.2%
Adjusted EBITA*	62	96
as a % of sales	8.4%	12.8%
Adjusted EBITDA*	94	124
as a % of sales	12.7%	16.5%

HealthTech Other

Key data in millions of EUR
	Q3 2016	Q3 2017
Sales	117	108
Income from operations (EBIT)	(15)	(55)
EBITA*	(13)	(52)
Adjusted EBITA*	(14)	(19)
IP Royalties	68	59
Innovation	(46)	(49)
Central costs	(32)	(30)
Other	(4)	1
Adjusted EBITDA*	20	18

Legacy Items

Income from operations (EBIT) in millions of EUR
	Q3 2016	Q3 2017
Separation costs	(24)	(7)
Other	(8)	(8)

Income from operations (EBIT)	(32)	(15)

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.
•	Sales increased by 8% on a comparable basis and 1% on a nominal basis. Comparable sales growth was driven by double-digit growth in Patient Care & Monitoring Solutions and mid-single-digit growth in Healthcare Informatics.

•	Comparable sales in growth geographies showed double-digit growth, with double-digit growth in China, Middle East & Turkey and Latin America. Mature geographies posted high-single-digit growth, driven by double-digit growth in Western Europe, high-single-digit growth in other mature geographies and mid-single-digit growth in North America.

•	EBITA decreased by EUR 4 million and the margin declined by 60 basis points compared to Q3 2016, mainly due to higher restructuring and acquisition-related charges, which more than offset the increase in Adjusted EBITA.

•	Adjusted EBITA increased by EUR 34 million and the margin improved by 440 basis points year-on-year, due to higher volumes, procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges were EUR 25 million, compared to EUR 5 million in Q3 2016. EBITA in Q3 2017 also included EUR 18 million of charges mainly related to quality and regulatory actions. In Q4 2017, restructuring and acquisition-related charges are expected to total approximately EUR 30 million. Charges related to the consent decree are expected to total approximately EUR 20 million.

•	Adjusted EBITDA improved by EUR 30 million and the margin increased by 380 basis points compared to Q3 2016.

•	Sales reflected EUR 9 million lower royalty income.

•	EBITA decreased by EUR 39 million, mainly due to higher restructuring charges.

•	The EUR 5 million decline in Adjusted EBITA was mainly attributable to lower royalty income.

•	Restructuring and acquisition-related charges amounted to EUR 32 million, compared to a net release of EUR 1 million in Q3 2016. In Q4 2017, restructuring and acquisition-related charges are expected to total approximately EUR 25 million.

•	Adjusted EBITDA decreased by EUR 2 million compared to Q3 2016.

•	Income from operations (EBIT) mainly included EUR 7 million of charges related to the separation of the Lighting business and EUR 8 million of charges related to movements in environmental provisions.

•	In Q4 2017, charges related to the separation of the Lighting business are expected to total approximately EUR 5 million.

Quarterly report Q3 2017	7

Discontinued operations

Net income of discontinued operations in millions of EUR
	Q3 2016	Q3 2017
Lighting	66	157
The combined Lumileds and Automotive businesses	101	4
Other	2	—

Net income of discontinued operations	169	160

•	Philips presents the results of Lighting as a discontinued operation. Net income of Lighting, taking into account certain adjustments to reflect the accounting requirements for assets held for sale, increased by EUR 91 million, mainly reflecting higher income from operations.

•	As of Q2 2017, Philips divested the combined businesses of Lumileds and Automotive and the related net income is no longer presented in the results of discontinued operations.

8	Quarterly report Q3 2017

EBITA* and Adjusted EBITA*

Personal Health businesses

EBITA* in millions of EUR unless otherwise stated

Adjusted EBITA* in millions of EUR unless otherwise stated

Diagnosis & Treatment businesses

EBITA* in millions of EUR unless otherwise stated

Adjusted EBITA* in millions of EUR unless otherwise stated

Connected Care & Health Informatics businesses

EBITA* in millions of EUR unless otherwise stated

Adjusted EBITA* in millions of EUR unless otherwise stated

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q3 2017	9

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments, including the merger with Spectranetics. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; developments within the euro zone; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in currency exchange rates and interest rates; changes in tax rates; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, including Spectranetics; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Philips Lighting. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward- looking statements, see the Risk management chapter included in the Annual Report 2016.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non- GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2016. Comparable order intake and Adjusted EBITDA are measures included to enhance comparability with other companies.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2016 and Semi-Annual Report 2017. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2016, unless otherwise stated.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

10	Quarterly report Q3 2017

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated
	Q3		January to September
	2016	2017	2016	2017
Sales	4,157	4,148	12,116	12,477
Cost of sales	(2,204)	(2,232)	(6,659)	(6,859)

Gross margin	1,953	1,916	5,457	5,618
Selling expenses	(988)	(1,046)	(2,976)	(3,162)
General and administrative expenses	(158)	(134)	(485)	(431)
Research and development expenses	(428)	(451)	(1,220)	(1,303)
Impairment of goodwill	—	—	(1)	(9)
Other business income	6	18	10	125
Other business expenses	(5)	(3)	(14)	(44)

Income from operations	381	299	772	794
Financial income	13	48	49	95
Financial expenses	(202)	(83)	(424)	(223)
Investments in associates	7	4	12	(2)

Income before taxes	198	268	408	664
Income taxes	16	(5)	(43)	(112)

Income from continuing operations	214	263	365	552
Discontinued operations - net of income taxes	169	160	486	419

Net income	383	423	851	971

Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	370	315	822	797
Net income attributable to Non-controlling interests	13	108	29	174

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):
- basic	924,670	937,516	916,337	927,489
- diluted	930,752	951,257	923,587	942,421
Net income attributable to shareholders per common share in EUR:
- basic	0.40	0.34	0.90	0.86
- diluted	0.40	0.33	0.89	0.85
Income from continuing operations attributable to shareholders per common share in EUR:
- basic	0.23	0.28	0.40	0.60
- diluted	0.23	0.28	0.40	0.59

Amounts may not add up due to rounding.

Quarterly report Q3 2017	11

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR
	September 30, 2016	December 31, 2016	September 30, 2017
Non-current assets:
Property, plant and equipment	2,196	2,155	1,553
Goodwill	8,455	8,898	7,888
Intangible assets excluding goodwill	3,472	3,552	3,393
Non-current receivables	165	155	122
Investments in associates	190	190	144
Other non-current financial assets	369	335	630
Non-current derivative financial assets	49	59	29
Deferred tax assets	2,693	2,792	2,196
Other non-current assets	68	92	79

Total non-current assets	17,657	18,228	16,034
Current assets:
Inventories	3,759	3,392	2,691
Other current financial assets	103	101	2
Other current assets	545	486	498
Current derivative financial assets	77	101	67
Income tax receivable	131	154	117
Receivables	4,804	5,327	3,349
Assets classified as held for sale	1,975	2,180	6,918
Cash and cash equivalents	1,859	2,334	999

Total current assets	13,253	14,075	14,642

Total assets	30,910	32,303	30,676

Equity
Shareholders’ equity	11,620	12,601	11,412
Non-controlling interests	853	907	1,558

Group equity	12,473	13,508	12,970
Non-current liabilities:
Long-term debt	4,860	4,021	4,441
Non-current derivative financial liabilities	466	590	239
Long-term provisions	3,197	2,926	1,757
Deferred tax liabilities	43	66	367
Other non-current liabilities	700	719	473

Total non-current liabilities	9,266	8,322	7,278
Current liabilities:
Short-term debt	908	1,585	309
Current derivative financial liabilities	292	283	201
Income tax payable	106	146	97
Accounts payable	2,625	2,848	1,719
Accrued liabilities	2,884	3,034	2,341
Short-term provisions	596	680	382
Liabilities directly associated with assets held for sale	476	525	4,309
Other current liabilities	1,284	1,372	1,069

Total current liabilities	9,171	10,473	10,428

Total liabilities and group equity	30,910	32,303	30,676

Amounts may not add up due to rounding.

12	Quarterly report Q3 2017

Reconciliation of non-GAAP information

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBIT

•	EBITA

•	Adjusted EBITA

•	Adjusted EBITDA

•	Free cash flow

•	Net debt : group equity ratio

•	Comparable order intake

The term EBIT has the same meaning as Income from operations.

Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of intangible assets (excluding software and development expenses), impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

Adjusted EBITDA is defined as Income from operations (EBIT) excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring charges, acquisition-related costs and other significant items.

Free cash flow is defined as Net cash provided by operating activities minus net capital expenditures. Net capital expenditures are comprised of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposal of property, plant and equipment.

Net debt : group equity ratio is presented to express the financial strength of the Company. Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests.

Comparable order intake is reported for equipment and software and is defined as the total contractually committed amount to be delivered within a specified timeframe excluding the effects of currency movements and changes in consolidation. Comparable order intake does not derive from the financial statements and thus a quantitative reconciliation is not provided.

For the definitions of the remaining non-GAAP financial measures listed above, refer to the Annual Report 2016.

In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition in %
	Q3 2017				January to September 2017
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2017 versus 2016
Personal Health	(0.8)%	0.9%	4.5%	4.6%	4.0%	0.8%	0.6%	5.4%
Diagnosis & Treatment	0.2%	(2.4)%	4.7%	2.5%	3.1%	(0.8)%	0.2%	2.5%
Connected Care & Health Informatics	1.2%	2.1%	5.1%	8.4%	2.2%	1.3%	0.0%	3.5%
HealthTech Other	(7.7)%	(0.8)%	0.6%	(7.9)%	(8.9)%	(0.1)%	0.0%	(9.0)%

Philips Group	(0.2)%	(0.3)%	4.6%	4.1%	3.0%	0.2%	0.3%	3.5%

Quarterly report Q3 2017	13

Net income to Adjusted EBITA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
Q3 2017
Net Income	423
Discontinued operations, net of income taxes	(160)
Income taxes	5
Investments in associates	(4)
Financial expenses	83
Financial income	(48)

Income from operations (EBIT)	299	239	87	43	(55)	(15)
Amortization of acquired intangible assets	65	33	18	11	3

EBITA	364	272	105	54	(52)	(16)
Restructuring and aquisition-related charges	120		63	25	32
Other items	47		22	18		7

Adjusted EBITA	532	272	191	96	(19)	(8)

January to September 2017
Net income	971
Discontinued operations, net of income taxes	(419)
Income taxes	112
Investments in associates	2
Financial expenses	223
Financial income	(95)

Income from operations (EBIT)	794	705	242	47	(104)	(95)
Amortization of acquired intangible assets	194	102	36	34	22
Impairment of goodwill	9				9

EBITA	997	807	277	81	(73)	(95)
Restructuring and aquisition-related charges	209	3	106	58	42
Other items	62		22	47	(59)	51

Adjusted EBITA	1,269	810	405	187	(89)	(43)

Q3 2016
Net income	383
Discontinued operations, net of income taxes	(169)
Income tax	(16)
Investments in associates	(7)
Financial expenses	202
Financial income	(13)

Income from operations (EBIT)	381	217	165	47	(15)	(32)
Amortization of acquired intangible assets	59	36	13	11	2	(3)

EBITA	441	253	178	58	(13)	(35)
Restructuring and aquisition-related charges	10		6	5	(1)
Other Items	23			(1)		24

Adjusted EBITA	474	253	184	62	(14)	(11)
January to September 2016

Net income	851
Discontinued operations, net of income taxes	(486)
Income tax	43
Investments in associates	(12)
Financial expenses	424
Financial income	(49)

Income from operations (EBIT)	772	606	286	104	(42)	(181)
Amortization of acquired intangible assets	181	105	39	33	5	(1)
Impairment of goodwill	1			1

EBITA	955	711	325	138	(37)	(182)
Restructuring and aquisition-related charges	31	3	22	6
Other items	124			3		121

Adjusted EBITA	1,110	714	347	147	(37)	(61)

14	Quarterly report Q3 2017

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
Q3 2017
Net Income	423
Discontinued operations, net of income taxes	(160)
Income taxes	5
Investment in associates	(4)
Financial expenses	83
Financial income	(48)

Income from operations (EBIT)	299	239	87	43	(55)	(15)
Depreciation, amortization and impairments of fixed assets	277	87	92	54	44	—
Restructuring and aquisition-related charges	120		63	25	32
Other items	47		22	18		7
Adding back impairment of fixed assets included in restructuring and acquisition-related charges and other items	(58)		(40)	(15)	(3)

Adjusted EBITDA	686	327	224	124	18	(8)
January to September 2017
Net Income	971
Discontinued operations, net of income taxes	(419)
Income taxes	112
Investment in associates	2
Financial expenses	223
Financial income	(95)

Income from operations (EBIT)	794	705	242	47	(104)	(95)
Depreciation, amortization and impairments of fixed assets	749	272	197	146	133	1
Impairment of goodwill	9				9
Restructuring and aquisition-related charges	209	3	106	58	42
Other items	62		22	47	(59)	51
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(64)		(43)	(18)	(3)

Adjusted EBITDA	1,759	980	524	280	18	(42)

Quarterly report Q3 2017	15

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
Q3 2016
Net Income	383
Discontinued operations, net of income taxes	(169)
Income taxes	(16)
Investment in associates	(7)
Financial expenses	202
Financial income	(13)

Income from operations (EBIT)	381	217	165	47	(15)	(32)
Depreciation, amortization and impairments of fixed assets	232	94	58	43	36	—
Restructuring and aquisition-related charges	10		6	5	(1)
Other items	23			(1)		24
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(1)		(1)	—

Adjusted EBITDA	646	311	228	94	20	(8)

January to September 2016
Net Income	851
Discontinued operations, net of income taxes	(486)
Income taxes	43
Investment in associates	(12)
Financial expenses	424
Financial income	(49)

Income from operations (EBIT)	772	606	286	104	(42)	(181)
Depreciation, amortization and impairments of fixed assets	699	283	174	137	104	1
Impairment of goodwill	1			1
Restructuring and aquisition-related charges	31	3	22	6
Other items	124			3		121
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(7)		(3)	(4)

Adjusted EBITDA	1,622	892	479	248	62	(59)

16	Quarterly report Q3 2017

Reconciliation of non-GAAP information (continued)
Composition of free cash flows in millions of EUR
	Q3
	2016	2017
Net cash provided by operating activities	259	295
Net capital expenditures:	(194)	(223)
Purchase of intangible assets	(33)	(34)
Expenditures on development assets	(73)	(83)
Capital expenditures on property, plant and equipment	(93)	(107)
Proceeds from sale of property, plant and equipment	6	1

Free cash flows	65	72

Composition of net debt to group equity in millions of EUR unless otherwise stated
	September 30, 2016	December 31, 2016	September 30, 2017
Long-term debt	4,860	4,021	4,441
Short-term debt	908	1,585	309
Debt reported as liabilities associated with assets held for sale			1,314

Total debt	5,768	5,606	6,065
Cash and cash equivalents	1,859	2,334	999
Cash and cash equivalents reported as assets held for sale			605

Total Cash and cash equivalents	1,859	2,334	1,604

Net debt (total debt less cash and cash equivalents)	3,909	3,272	4,460
Shareholders’ equity	11,620	12,601	11,412
Non-controlling interests	853	907	1,558

Group equity	12,473	13,508	12,970
Net debt and group equity	16,382	16,780	17,431
Net debt divided by net debt and equity (in %)	24%	19%	26%
Equity divided by net debt and equity (in %)	76%	81%	74%

Quarterly report Q3 2017	17

Philips statistics

in millions of EUR unless otherwise stated

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,826	4,132	4,157	5,306	4,035	4,294	4,148
Comparable sales growth*	5%	5%	5%	5%	3%	4%	4%
Gross margin	1,644	1,860	1,953	2,482	1,777	1,925	1,916
as a % of sales	43.0%	45.0%	47.0%	46.8%	44.0%	44.8%	46.2%
Selling expenses	(989)	(999)	(988)	(1,166)	(1,024)	(1,091)	(1,046)
as a % of sales	(25.8)%	(24.2)%	(23.8)%	(22.0)%	(25.4)%	(25.4)%	(25.2)%
G&A expenses	(145)	(181)	(158)	(173)	(151)	(146)	(134)
as a % of sales	(3.8)%	(4.4)%	(3.8)%	(3.3)%	(3.7)%	(3.4)%	(3.2)%
R&D expenses	(380)	(412)	(428)	(449)	(431)	(421)	(451)
as a % of sales	(9.9)%	(10.0)%	(10.3)%	(8.5)%	(10.7)%	(9.8)%	(10.9)%
Income from operations (EBIT)	126	265	381	693	243	252	299
as a % of sales	3.3%	6.4%	9.2%	13.1%	6.0%	5.9%	7.2%
Net income	37	431	383	640	259	289	423
Net income - shareholders per common share in EUR - diluted	0.03	0.46	0.40	0.67	0.25	0.27	0.33
EBITA*	188	326	441	753	304	329	364
as a % of sales	4.9%	7.9%	10.6%	14.2%	7.5%	7.7%	8.8%
Adjusted EBITA*	253	383	474	811	298	439	532
as a % of sales	6.6%	9.3%	11.4%	15.3%	7.4%	10.2%	12.8%
Adjusted EBITDA*	422	555	646	991	463	611	686
as a % of sales	11.0%	13.4%	15.5%	18.7%	11.5%	14.2%	16.5%

	2016				2017
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	3,826	7,959	12,116	17,422	4,035	8,329	12,477
Comparable sales growth*	5%	5%	5%	5%	3%	3%	4%
Gross margin	1,644	3,504	5,457	7,939	1,777	3,703	5,618
as a % of sales	43.0%	44.0%	45.0%	45.6%	44.0%	44.5%	45.0%
Selling expenses	(989)	(1,988)	(2,976)	(4,142)	(1,024)	(2,115)	(3,162)
as a % of sales	(25.8)%	(25.0)%	(24.6)%	(23.8)%	(25.4)%	(25.4)%	(25.3)%
G&A expenses	(145)	(327)	(485)	(658)	(151)	(297)	(431)
as a % of sales	(3.8)%	(4.1)%	(4.0)%	(3.8)%	(3.7)%	(3.6)%	(3.5)%
R&D expenses	(380)	(792)	(1,220)	(1,669)	(431)	(852)	(1,303)
as a % sales	(9.9)%	(10.0)%	(10.1)%	(9.6)%	(10.7)%	(10.2)%	(10.4)%
Income from operations (EBIT)	126	391	772	1,464	243	495	794
as a % of sales	3.3%	4.9%	6.4%	8.4%	6.0%	5.9%	6.4%
Net income	37	468	851	1,491	259	548	971
Net income - shareholders per common share in EUR - diluted	0.03	0.49	0.89	1.56	0.25	0.51	0.85
EBITA*	188	514	955	1,707	304	634	997
as a % of sales	4.9%	6.5%	7.9%	9.8%	7.5%	7.6%	8.0%
Adjusted EBITA*	253	636	1,110	1,921	298	737	1,269
as a % of sales	6.6%	8.0%	9.2%	11.0%	7.4%	8.8%	10.2%
Adjusted EBITDA*	422	976	1,622	2,613	463	1,074	1,759
as a % of sales	11.0%	12.3%	13.4%	15.0%	11.5%	12.9%	14.1%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	913,011	927,316	924,271	922,437	920,276	937,045	936,861
Shareholders’ equity per common share in EUR	12.35	12.39	12.57	13.66	13.80	13.07	12.18
Net debt : group equity ratio*	27:73	24:76	24:76	19:81	16:84	9:91	26:74
Total employees	114,021	113,356	113,627	114,731	114,188	115,474	106,745
of which discontinued operations	45,263	44,262	43,783	43,763	43,758	43,997	33,422
of which third-party workers	8,190	7,885	8,079	8,212	7,795	8,306	7,992

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

18	Quarterly report Q3 2017

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